UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[_ ] Form 10-K

[_ ] Form 20-F

[_ ] Form 11-K

[_ ] Form 10-Q

[_ ] Form 10-D

[ ] Form N-CEN

[X] Form N-CSR

 For Period Ended:             December 31, 2024

[_ ]

Transition Report on Form 10-K

[_ ]

Transition Report on Form 20-F

[_ ]

Transition Report on Form 11-K

[_ ]

Transition Report on Form 10-Q

[_ ]

Transition Report on Form N-CEN

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

MH Elite Portfolio of Funds Trust
Full Name of Registrant

43 Highlander Drive

Address of Principal Executive Office (Street and Number)

Scotch Plains, NJ 07076

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]

(b)

The subject Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[   ]

(c)

The accountant’s statement or other exhibit required by Rule 12b-

25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Form N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

The Securities Exchange Commission is conducting a non-public investigation of MH Elite Portfolio of Funds Trust regarding its 2023 audited financial statements. While the investigation is still ongoing and pending resolution, auditors will not audit our 2024 financial statements. Consequently, without an audited 2024 Annual Report we are unable to file the N-CSR within the mandated 60-day period without incurring excessive effort or cost. The Form N-CSR will be filed at the earliest possible opportunity.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Harvey Merson                                   1.800.318.7969

(Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X __ No ____

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ____ No __X__

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MH Elite Portfolio for Funds Trust

The undersigned has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 25, 2025

By:  /s/Harvey Merson

Harvey Merson, President